Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156479

CNL MACQUARIE GLOBAL GROWTH TRUST, INC.

STICKER SUPPLEMENT DATED DECEMBER 3, 2009

TO PROSPECTUS DATED OCTOBER 20, 2009

This sticker supplement is part of, and should be read in conjunction with, our prospectus dated October 20, 2009. Capitalized terms have the same meaning as in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “CNL Macquarie Global Growth Trust” include CNL Macquarie Global Growth Trust, Inc. and its subsidiaries.

This information is presented as of December 3, 2009.

RECENT DEVELOPMENTS

On December 3, 2009, we filed an amendment to our articles of incorporation with the Maryland Department of Assessments and Taxation. The amendment was unanimously approved by our board of directors at a meeting held on November 3, 2009, and by our sole stockholder at a special meeting held on November 25, 2009. The amendment to our articles of incorporation acknowledges that we are now subject to the NASAA REIT Guidelines and also clarifies the suitability standards to be applied to fiduciary accounts that subscribe to our common stock in the offering.

UPDATES TO THE PROSPECTUS

The following supersedes and replaces in full the section of the prospectus entitled “How to Subscribe”:

HOW TO SUBSCRIBE

Investors who meet the suitability standards described herein may subscribe for shares of our common stock as follows:

•	Review this entire prospectus and any appendices and supplements accompanying this prospectus.

•	Complete the execution copy of the subscription agreement. A specimen copy of the subscription agreement is included in this prospectus as Appendix C.

•	Deliver your check for the full purchase price of the shares of our common stock being subscribed for, along with a completed, executed subscription agreement to your participating broker-dealer.

•

Until such time as we have raised the minimum offering amount, you should make your check payable to “UMB Bank, N.A., Escrow Agent for CNL Macquarie Global Growth Trust, Inc.” Once we have raised $2 million, we will notify our managing dealer and participating brokers and after that you should make your check payable to “CNL Macquarie Global Growth Trust, Inc.” See “Plan of Distribution — Escrow Arrangements.”

By executing the subscription agreement and paying the total purchase price for the shares of our common stock subscribed for, each investor attests that he or she meets the minimum income and net worth standards, and, if applicable, any investment limitations imposed by his or her primary state of residence, as stated in the subscription agreement and agrees to accept all of the terms of the subscription agreement.

Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription, in whole or in part. An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans, 401(k) plans and other tax-deferred plans. See “Suitability Standards” and “Plan of Distribution — Subscription Procedures” for additional details on how you can purchase our shares of common stock.

****

The following supersedes and replaces in full the risk factor on page 25 of the prospectus entitled “Stockholders have limited control over changes in our policies and operations”:

Stockholders have limited control over changes in our policies and operations.

Our board of directors determines our investment policies, including our policies regarding financing, growth, debt capitalization, REIT qualification and distributions. Our board of directors may amend or revise these and other policies without a vote of our stockholders. Under our articles of incorporation and Maryland general corporation law, our stockholders currently have a right to vote only on the following matters:

•	the election or removal of directors;

•

any amendment of our articles of incorporation, except that our board of directors may amend our articles of incorporation without stockholder approval to change our name, increase or decrease the aggregate number of our shares and of any class or series that we have the authority to issue, or classify or reclassify any unissued shares by setting or changing the preferences, conversion or other rights, restrictions, limitations as to distributions, qualifications or terms and conditions of redemption of such shares;

•	effect stock splits and reverse stock splits;

•	our termination, liquidation and dissolution;

•	our reorganization;

•

modification or elimination of our investment limitations as set forth in our articles of incorporation; provided, however, for so long as we are subject to the NASAA REIT Guidelines, the investment limitations imposed by the NASAA REIT Guidelines that are set forth in our articles of incorporation may not be modified or amended in any manner that would be inconsistent with the NASAA REIT Guidelines; and

•	our being a party to any merger, consolidation, sale or other disposition of substantially all of our assets (notwithstanding that Maryland law may not require stockholder approval).

All other matters are subject to the discretion of our board of directors. In addition, our board of directors has the authority to amend, without stockholder approval, the terms of both our advisory agreement and our property management agreement, which, in either case, could result in less favorable terms to our investors.